UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Results of Annual Shareholder Meeting

On May 11, 2022, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held its annual general meeting of shareholders (the “Meeting”) at the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, our shareholders voted on the below-listed proposals, each of which is described in more detail in our notice and proxy statement for the Meeting (the “Notice” and “Proxy Statement”, respectively), which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on April 5, 2022.

Based on the presence in person or by proxy of holders of our outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) constituting a quorum, the following proposals (Proposals 1 through 5 described in the Notice and Proxy Statement) were presented to our shareholders, with the following results based on the requisite majorities for approval of each such proposal under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.

Re-election of Mr. Marek Panek to our board of directors (the “Board”), to hold office until our next annual general meeting of shareholders and until his successor is duly elected: Approved.

2.

Re-election of Mr. Rafal Kozlowski to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected: Approved.

3.

Re-election of Mr. Ohad Melnik to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected: Approved.

4(a).

Election of Mr. Tomer Jacob as an external director who will serve on the Board for a three-year term pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), and approval of the terms of his compensation: Present at the Meeting: 13,763,089 ordinary shares; 13,713,547 shares were voted in favor of this proposal, 7,999,973 of which are held by non-controlling shareholders of the Company who did not have a conflict of interest in the approval of the proposal; 49,098 shares were voted against this proposal; and 444 shares abstained: Approved.

4(b)

Election of Ms. Relly Danon as an external director who will serve on the Board for a three-year term pursuant to the Companies Law, and approval of the terms of her compensation: Present at the Meeting 13,762,903 ordinary shares; 13,681,252 shares were voted in favor of this proposal 7,967,678 of which are held by non-controlling shareholders of the Company who did not have a conflict of interest in the approval of the proposal; 81,207 shares were voted against this proposal; and 444 shares abstained): Approved.

 5.

Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2021 and until our next annual general meeting of shareholders, and authorization of the Board and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services: Approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: May 11, 2022	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer